Connor Broughton

connor.broughton@comcast.net   425-691-7884   https://www.linkedin.com/in/connorbroughton

Strengths & Experience

- **Strengths:** Data Analysis, Problem Solving, Interpersonal Communication, Ability to Learn, Curiosity, Results-Oriented
- **Computer:** SQL, Tableau (exposure), Microsoft Office Suite (Excel & Access), QuickBooks, Google Drive, HTML, R
- **Certifications:** Inbound Marketing, ARGUS Class, Financial & Valuation Modeling (DCF, LBO, FSM, & M&A)

Education

Chapman University – Orange, CA

- Master of Business Administration (MBA)
- B.S. Business Administration- Finance emphasis; B.S. Accounting; Minor- Law, Justice, & Social Control

Notable Courses

- Machine Learning for Managers, Economic Analysis for Business, Strategies for Competitive Advantage, Business Policy: An International Perspective, Financial Reporting & Statement Analysis, Investments, Financial Management

Relevant Experience

Pharm Robotics – Remote (Renton, WA)   **December 2019 – Present**

CHIEF MARKETING OFFICER

- Understand customer's needs and present our product to prospects both technically and big picture business value of our system.
- Helped the team raise $250,000+ by fostering investor relations and generating global business partnerships with industry leaders.
- Strategically leveraged partnerships to create synergies to effectively grow the company brand and satisfy customer needs.
- Communicate directly with engineers to ensure optimal system completion, delivery, brand compatibility, and product marketing.

John L. Scott – Renton, WA   **September 2020 – Present**

REAL ESTATE BROKER – WA Real Estate Broker License #20110027

- Responsible for helping people buy & sell property through client education, contracts, and negotiating in the best interest of clients.

Chapman University – Orange, CA   **February 2019 – May 2020**

GRADUATE PROFESSOR ASSISTANT & TUTOR

- Researched and analyzed financial statements of retail companies and performed ratio and vertical/ horizontal analysis.
- Encouraged students and aided in simplifying complex principles in Accounting/ Financial Analysis & Financial Management.

Chapman University Portfolio Management – Orange, CA (*Managed ~$3 million portfolio*)   **February 2019 – May 2019**

CLASS ADVISOR

- Conducted macroeconomic research on financial markets and general economic conditions with Bloomberg terminals.
- Helped make decisions to establish sector weightings and buy/ sell rules in accordance with risk tolerance and goals.

North Coast Electric – Seattle, WA   **June 2018 – August 2018**

FINANCIAL ANALYST INTERN

- Organized branches into responsibility centers to analyze each branch's operational performance and risk from income statements.
- Built a trend analysis report (including vertical and horizontal) to assess and to compare branch sales, expenses, and profits.

PACCAR – Bellevue, WA   **May 2017 – August 2017**

CORPORATE ACCOUNTING INTERN

- Internal Controls- Innovated control process from a manual to automated virtual database to improve efficiency.
- Accounts Receivable/ Payable- Prepared reconciliation statements to identify variances & discrepancies.

Leadership & Service

Moneythink – Orange, CA | MENTOR   **September 2016 – May 2019**

- Educated high school students on financial literacy and life skills not always taught in the formal education system.

Chapman Swim & Dive Team – Orange, CA | CAPTAIN   **September 2015 – May 2019**

- Delegated the team's $15,000 budget and raised an additional $15,000 through fundraising events and donations.

Alpha Kappa Psi Professional Business Fraternity – Orange, CA | BROTHERHOOD CHAIR   **September 2015 – May 2019**

- Managed $2,200 budget organizing events, promoting unity, team-building events, and recognizing accomplishments.